Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 13, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on November 9, 2006, entitled “INFORMATION RELATING TO INTERIM RESULTS”.

9 November 2006

INFORMATION RELATING TO INTERIM RESULTS

Vodafone Group Plc (“Vodafone”) is publishing today additional disclosure information to assist investors and analysts in their understanding of Vodafone’s results for the six months ended 30 September 2006 to be announced on 14 November 2006.

In April 2006, Vodafone announced a revised organisational structure, principally aimed at creating a European region and an Eastern Europe, Middle East and Africa, Asia Pacific and Affiliates (“EMAPA”) region, effective from 1 May 2006. Consequently, the interim results will present segmental financial information, including comparative information, for the Group in accordance with this new regional structure.

Furthermore, Vodafone will provide additional analysis of certain key Group financial reporting measures by segment and by country.

Certain unaudited comparative information for the six months ended 30 September 2005 and the year ended 31 March 2006 is provided below in respect of this revised disclosure.

The financial information contained in this document is for convenience only and does not contain sufficient information to allow a full understanding of the historical results and state of affairs of Vodafone and the Vodafone Group. For more detailed information, including definitions of terms, regarding the financial results of the Vodafone Group for the financial periods referred to in this announcement, please refer to Vodafone’s interim results announcement for the six months ended 30 September 2005 or Vodafone’s Annual Report for the year ended 31 March 2006 relating to such financial period, as appropriate, which in each case can be found on our website (www.vodafone.com).

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

SEGMENTAL AND OTHER ANALYSES

SIX MONTHS ENDED 30 SEPTEMBER 2005

Revenue	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Eliminations £m	Common functions £m	(1)	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Net revenue £m
Continuing operations:
Germany	2,913						(25)	2,888	(56)	2,832
Italy	2,240						(22)	2,218	(3)	2,215
Spain	1,968						(58)	1,910	(1)	1,909
UK	2,568						(25)	2,543	(4)	2,539
Other Europe	2,437						(47)	2,390	(1)	2,389
Europe	12,126	9,892	2,240	(6)			(177)	11,949	(65)	11,884

Eastern Europe	618						–	618	(4)	614
Middle East, Africa and Asia	755						–	755	(5)	750
Pacific	636						–	636	(5)	631
EMAPA	2,009	1,383	632	(6)			–	2,009	(14)	1,995

Other	622	622	–	–	70		–	692	(23)	669
	14,757	11,897	2,872	(12)	70		(177)	14,650	(102)	14,548

Adjusted operating profit	Segment result £m	Subsidiaries £m	Joint ventures £m	Associates £m	Common functions £m	(1)	Operating profit/(loss) £m	Other adjustments £m (2)	Adjusted operating profit £m
Continuing operations:
Germany	775						775	–	775
Italy	923						923	–	923
Spain	529						529	–	529
UK	320						320	–	320
Other Europe	(23)						(23)	515	492
Europe	2,524	1,598	923	3			2,524	515	3,039

Eastern Europe	90						90	–	90
Middle East, Africa and Asia	236						236	–	236
Pacific	58						58	–	58
Associates - US	772						772	–	772
Associates - Other	415						415	(19)	396
EMAPA	1,571	214	170	1,187			1,571	(19)	1,552

Other	38	38	–	–	153		191	–	191
	4,133	1,850	1,093	1,190	153		4,286	496	4,782

Notes:

(1)           Common functions represents results from Partner Markets and unallocated central Group income and expenses

(2)           Comprises impairment to the carrying value of goodwill relating to the mobile operations in Sweden amounting to £515 million offset by £19 million of non-operating income in relation to the Group’s associated undertakings

SEGMENTAL AND OTHER ANALYSES (CONTINUED)

YEAR ENDED 31 MARCH 2006

Revenue	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Eliminations £m	Common functions £m	(1)	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Net revenue £m
Continuing operations:
Germany	5,754						(52)	5,702	(100)	5,602
Italy	4,363						(39)	4,324	(4)	4,320
Spain	3,995						(100)	3,895	(2)	3,893
UK	5,048						(50)	4,998	(10)	4,988
Other Europe	4,697						(78)	4,619	(3)	4,616
Europe	23,857	19,503	4,363	(9)			(319)	23,538	(119)	23,419

Eastern Europe	1,435						–	1,435	(14)	1,421
Middle East, Africa and Asia	1,784						–	1,784	(15)	1,769
Pacific	1,335						–	1,335	(14)	1,321
EMAPA	4,554	3,077	1,489	(12)			–	4,554	(43)	4,511

Other	1,320	1,320	–	–	145		–	1,465	(45)	1,420
	29,731	23,900	5,852	(21)	145		(319)	29,557	(207)	29,350

Adjusted operating profit	Segment result £m	Subsidiaries £m	Joint ventures £m	Associates £m	Common functions £m	(1)	Operating (loss)/profit £m	Other adjustments £m (2)	Adjusted operating profit £m
Continuing operations:
Germany	(17,904)						(17,904)	19,400	1,496
Italy	(1,928)						(1,928)	3,600	1,672
Spain	968						968	–	968
UK	698						698	–	698
Other Europe	466						466	512	978
Europe	(17,700)	(15,777)	(1,928)	5			(17,700)	23,512	5,812

Eastern Europe	176						176	–	176
Middle East, Africa and Asia	523						523	–	523
Pacific	140						140	–	140
Associates - US	1,732						1,732	–	1,732
Associates - Other	683						683	(17)	666
EMAPA	3,254	472	367	2,415			3,254	(17)	3,237

Other	147	139	–	8	215		362	(12)	350

	(14,299)	(15,166)	(1,561)	2,428	215		(14,084)	23,483	9,399

Notes:

(1)	Common functions represents results from Partner Markets and unallocated central Group income and expenses
(2)

Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany, Italy and Sweden amounting to £23,515 million offset by £17 million of non-operating income in relation to the Group’s associated undertakings and £15 million of other items

TRADING RESULTS

SIX MONTHS ENDED 30 SEPTEMBER 2005

	Europe	EMAPA	Other	Eliminations	Group
	£m	£m	£m	£m	£m
Continuing operations:
Voice revenue	9,226	1,616	–	(71)	10,771
Messaging revenue	1,417	196	–	–	1,613
Data revenue	474	38	–	(8)	504
Fixed line and DSL revenue	–	–	622	(19)	603
Total service revenue	11,117	1,850	622	(98)	13,491
Acquisition revenue	484	120	–	(1)	603
Retention revenue	198	4	–	–	202
Other revenue	150	35	70	(3)	252
Total revenue	11,949	2,009	692	(102)	14,548

Interconnect costs	(1,816)	(352)	(186)	98	(2,256)
Other direct costs	(743)	(203)	(90)	4	(1,032)
Acquisition costs	(1,181)	(207)	(30)	–	(1,418)
Retention costs	(844)	(43)	(37)	–	(924)
Operating expenses	(2,454)	(473)	(84)	–	(3,011)
EBITDA	4,911	731	265	–	5,907
Acquired intangibles amortisation	(3)	(49)	–	–	(52)
Purchased licence amortisation	(441)	(30)	–	–	(471)
Depreciation and other amortisation	(1,431)	(268)	(74)	–	(1,773)
Share of result in associates	3	1,168	–	–	1,171
Adjusted operating profit	3,039	1,552	191	–	4,782
Adjustments for:
- Impairment losses	(515)	–	–	–	(515)
- Non-operating income of associates	–	19	–	–	19
Operating profit	2,524	1,571	191	–	4,286

REGIONAL ANALYSIS

	Revenue		EBITDA		Adjusted operating profit		Capitalised fixed asset additions		Free cash flow(1)
	Year ended 31 March 2006	Six months ended 30 September 2005	Year ended 31 March 2006	Six months ended 30 September 2005	Year ended 31 March 2006	Six months ended 30 September 2005	Year ended 31 March 2006	Six months ended 30 September 2005	Year ended 31 March 2006	Six months ended 30 September 2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
EUROPE
Germany	5,754	2,913	2,703	1,353	1,496	775	592	296	2,167	1,090
Italy(2)	4,363	2,240	2,270	1,207	1,672	923	541	191	1,808	1,024
Spain	3,995	1,968	1,373	721	968	529	502	183	958	438
UK	5,048	2,568	1,623	781	698	320	665	265	942	396
Greece	1,233	625	470	241	317	164	108	59	336	152
Netherlands	1,174	604	369	185	219	106	124	52	224	117
Portugal	899	452	286	146	163	84	115	53	153	48
Other	1,400	762	510	277	279	138	164	102	310	142
Intra-region revenue	(328)	(183)	–	–	–	–	–	–	–	–
Total Europe	23,538	11,949	9,604	4,911	5,812	3,039	2,811	1,201	6,898	3,407

EMAPA
Romania(3)	533	213	254	105	88	40	104	50	159	74
Egypt	555	255	307	141	212	98	167	56	190	101
South Africa(2)	1,070	454	388	164	271	122	202	81	178	64
Pacific	1,335	636	362	167	140	58	247	137	112	28
Other subsidiaries	675	298	195	88	42	25	132	68	61	41
Other Joint Ventures(2)	387	153	153	66	86	41	101	40	60	33
United States	–	–	–	–	1,732	772	–	–	–	–
Other Associates	–	–	–	–	666	396	–	–	–	–
Intra-region revenue	(1)	–	–	–	–	–	–	–	–	–
Total EMAPA(4)	4,554	2,009	1,659	731	3,237	1,552	953	432	760	341

Common functions	145	70	275	182	211	153	112	53	(19)	37
Other operations	1,320	622	228	83	139	38	129	64	56	(24)
Inter-region revenue	(207)	(102)	–	–	–	–	–	–	–	–

Total Group	29,350	14,548	11,766	5,907	9,399	4,782	4,005	1,750	7,695	3,761

Net interest paid									(349)	(165)
Tax paid									(1,712)	(698)
Dividends received and other									784	354
Free cash flow
– Continuing operations									6,418	3,252
– Discontinued operations(5)									701	443
									7,119	3,695

Notes:

(1)	For the Group’s operating companies, common functions and other operations, the cash flows presented reflect operating free cash flow
(2)	The results of joint ventures have been included using proportionate consolidation
(3)	Includes periods in the 2006 financial year where accounted for as a joint venture
(4)	With effect from the six months ended 30 September 2006, financial information for Turkey will also be disclosed following its acquisition in that period
(5)	Discontinued operations represent Vodafone Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 13, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary